Exhibit 12.1

Computation of ratio of earnings to fixed charges

(dollars in thousands)

	Year ended December 31,
	2012	2011	2010	2009	2008

Earnings:
Earnings (loss) from continuing operations before income taxes and equity in (losses) income of unconsolidated affiliates	$314,407	$207,822	$48,362	$(932,985)	$94,600
Fixed charges	13,866	13,485	13,169	12,413	38,767
Distributed income of equity investees	—	—	11,355	—	—
Share of pre-tax losses of equity investee for which charges arising from a guarantee are included in fixed charges (a)	(22,604)	(28,936)	—	—	—
Total earnings (loss), as adjusted	$305,669	$192,371	$72,886	$(920,572)	$133,367

Fixed Charges:
Interest expense (a)	$6,068	$5,477	$5,223	$5,642	$29,061
Amortization of debt issuance costs	142	181	181	181	3,302
Interest portion of rent expense	7,656	7,827	7,765	6,590	6,404
Total fixed charges	$13,866	$13,485	$13,169	$12,413	$38,767

Ratio of earnings to fixed charges	22.0	14.3	5.5	—	3.4

(a)         IAC guaranteed half of an equity method investee’s bank loan and was required to satisfy the guarantee in 2012. Interest expense on this loan of $0.1 million and $0.2 million in the years ended December 31, 2012 and 2011, respectively, is included in fixed charges.